385 East Colorado Boulevard, 3rd Floor, Pasadena, California 91101

March 19, 2018

U.S Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

RE: Western Asset Mortgage Capital Corporation
Request to Withdraw Form 10-12b

Dear Sir/Madam:

On March 16, 2018, Western Asset Mortgage Capital Corporation filed a Form 12b-25. However the registrant inadvertently tagged it to a Form 10-12b. In order to avoid confusion, we hereby respectfully request the withdrawal of the erroneously tagged Form 10-12b filed on March 16, 2018 on the grounds that the withdrawal of the erroneously-tagged document is consistent with the public interest and the protection of investors. The registrant intends to re-file the 12b-25 with the proper tag.

Should you have any questions please feel free to call me at 626-844-9975.

Sincerely,
/s/Lisa Meyer

Lisa Meyer
Western Asset Mortgage Capital Corporation
Chief Financial Officer and Treasurer